SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Section 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of: November, 2014

Commission File Number: 001-14460

AGRIUM INC.

(Name of registrant)

13131 Lake Fraser Drive S.E.,

Calgary, Alberta,

Canada T2J 7E8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The expert consents included as Exhibits 99.2, 99.3 and 99.4 of this Form 6-K are hereby incorporated by reference into and as an exhibit to the Registrant’s Registration Statement under the Securities Act of 1933, as amended, on Form F-10 (File No. 333-195266).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

Date: November 13, 2014	By:	/s/ Gary J. Daniel
	Name:	Gary J. Daniel
	Title:	Corporate Secretary & Senior Legal Counsel

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Technical Report, dated effective October 31, 2014.

99.2	Consent of A. Dave Mackintosh, B.Sc., P. Geo, dated November 13, 2014.

99.3	Consent of Dennis Grimm, P.Eng, dated November 13, 2014.

99.4	Consent of Michael Ryan Bartsch, P.Eng, dated November 13, 2014.